UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                      LODGENET ENTERTAINMENT CORPORATION
                      ----------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
             -----------------------------------------------------
                        (Title of Class of Securities)


                                   540211109
                           ------------------------
                                (CUSIP Number)


                                 July 13, 2007
                           ------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [ ]      Rule 13d-1(b)

                            [X]      Rule 13d-1(c)

                            [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                 SCHEDULE 13G

CUSIP No.: 540211109                                        Page 2 of 12 Pages
------------------------------------------------------------------------------
1.           Names of Reporting Persons.

             I.R.S. Identification Nos. of above persons (entities only).


             ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
             98-0418059
------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group

             (a) [ ]

             (b) [X]
------------------------------------------------------------------------------
3.           SEC Use Only
------------------------------------------------------------------------------
4.           Citizenship or Place of Organization

             Cayman Islands
------------------------------------------------------------------------------
                   5.       Sole Voting Power                  1,261,000
Number of          -----------------------------------------------------------
Shares             6.       Shared Voting Power                0
Beneficially       -----------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             1,261,000
Reporting          -----------------------------------------------------------
Person With        8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,261,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [  ]
------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

             5.5% based on 22,724,919 shares outstanding as of May 3, 2007.
------------------------------------------------------------------------------
12.          Type of Reporting Person:

             OO

                                 SCHEDULE 13G

CUSIP No.: 540211109                                        Page 3 of 12 Pages
------------------------------------------------------------------------------
1.           Names of Reporting Persons.

             I.R.S. Identification Nos. of above persons (entities only).


             ANCHORAGE ADVISORS, L.L.C.
             20-0042271
------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group

             (a) [ ]

             (b) [X]
------------------------------------------------------------------------------
3.           SEC Use Only
------------------------------------------------------------------------------
4.           Citizenship or Place of Organization

             Delaware
------------------------------------------------------------------------------
                   5.       Sole Voting Power                  1,261,000
Number of          -----------------------------------------------------------
Shares             6.       Shared Voting Power                0
Beneficially       -----------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             1,261,000
Reporting          -----------------------------------------------------------
Person With        8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,261,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [  ]
------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

             5.5% based on 22,724,919 shares outstanding as of May 3, 2007.
------------------------------------------------------------------------------
12.          Type of Reporting Person:

             OO, IA

                                 SCHEDULE 13G

CUSIP No.: 540211109                                        Page 4 of 12 Pages
------------------------------------------------------------------------------
1.           Names of Reporting Persons.

             I.R.S. Identification Nos. of above persons (entities only).


             ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
             20-0042478
------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group

             (a) [ ]

             (b) [X]
------------------------------------------------------------------------------
3.           SEC Use Only
------------------------------------------------------------------------------
4.           Citizenship or Place of Organization

             Delaware
------------------------------------------------------------------------------
                   5.       Sole Voting Power                  1,261,000
Number of          -----------------------------------------------------------
Shares             6.       Shared Voting Power                0
Beneficially       -----------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             1,261,000
Reporting          -----------------------------------------------------------
Person With        8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,261,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [  ]
------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

             5.5% based on 22,724,919 shares outstanding as of May 3, 2007.
------------------------------------------------------------------------------
12.          Type of Reporting Person:

             OO, HC

                                 SCHEDULE 13G

CUSIP No.: 540211109                                        Page 5 of 12 Pages
------------------------------------------------------------------------------
1.           Names of Reporting Persons.

             I.R.S. Identification Nos. of above persons (entities only).


             ANTHONY L. DAVIS
------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group

             (a) [ ]

             (b) [X]
------------------------------------------------------------------------------
3.           SEC Use Only
------------------------------------------------------------------------------
4.           Citizenship or Place of Organization

             United States of America
------------------------------------------------------------------------------
                   5.       Sole Voting Power                  1,261,000
Number of          -----------------------------------------------------------
Shares             6.       Shared Voting Power                0
Beneficially       -----------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             1,261,000
Reporting          -----------------------------------------------------------
Person With        8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,261,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [  ]
------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

             5.5% based on 22,724,919 shares outstanding as of May 3, 2007.
------------------------------------------------------------------------------
12.          Type of Reporting Person:

             IN, HC

                                 SCHEDULE 13G

CUSIP No.: 540211109                                        Page 6 of 12 Pages
------------------------------------------------------------------------------
1.           Names of Reporting Persons.

             I.R.S. Identification Nos. of above persons (entities only).


             KEVIN M. ULRICH
------------------------------------------------------------------------------
2.           Check the Appropriate Box if a Member of a Group

             (a) [ ]

             (b) [X]
------------------------------------------------------------------------------
3.           SEC Use Only
------------------------------------------------------------------------------
4.           Citizenship or Place of Organization

             Canada
------------------------------------------------------------------------------
                   5.       Sole Voting Power                  1,261,000
Number of          -----------------------------------------------------------
Shares             6.       Shared Voting Power                0
Beneficially       -----------------------------------------------------------
Owned by Each      7.       Sole Dispositive Power             1,261,000
Reporting          -----------------------------------------------------------
Person With        8.       Shared Dispositive Power           0
------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned by Each Reporting Person

             1,261,000
------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             [  ]
------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row (9)

             5.5% based on 22,724,919 shares outstanding as of May 3, 2007.
------------------------------------------------------------------------------
12.          Type of Reporting Person:

             IN, HC

                                                            Page 7 of 12 Pages


Item 1(a).   Name of Issuer:

             LodgeNet Entertainment Corporation (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices:

             3900 West Innovation Street, Sioux Falls, South Dakota  57107

Item 2(a).   Name of Person Filing:

             This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)  Anchorage   Capital   Master   Offshore,   Ltd.   ("Anchorage
Offshore");

             ii) Anchorage Advisors, L.L.C. ("Advisors");

             iii) Anchorage Advisors Management, L.L.C. ("Management");

             iv) Anthony L. Davis ("Mr. Davis"); and

             v) Kevin M. Ulrich  ("Mr. Ulrich").

             This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).   Citizenship:

             1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

             2) Advisors is a Delaware limited liability company;

             3) Management is a Delaware limited liability company;

             4) Mr. Davis is a citizen of the United States of America; and

             5) Mr. Ulrich is a citizen of Canada.

                                                            Page 8 of 12 Pages


Item 2(d)    Title of Class of Securities:

             Common Stock, $0.01 par value per share (the "Shares")

Item 2(e)    CUSIP Number:

             540211109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             This Item 3 is not applicable.

Item 4.      Ownership:

Item 4(a).   Amount Beneficially Owned:

             As of the date hereof, each of the Reporting Persons may be deemed beneficial owner of 1,261,000 Shares.

Item 4(b).   Percent of Class:

             The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.5% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 22,724,919 shares outstanding as of May 3, 2007).

Item 4(c).   Number of Shares of which such person has:

Anchorage Offshore:
-------------------

(i) Sole power to vote or direct the vote:                             1,261,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,261,000

(iv) Shared power to dispose or direct the disposition of:                     0

Advisors:
---------

(i) Sole power to vote or direct the vote:                             1,261,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,261,000

(iv) Shared power to dispose or direct the disposition of:                     0

Management:
-----------

(i) Sole power to vote or direct the vote:                             1,261,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,261,000

                                                            Page 9 of 12 Pages


(iv) Shared power to dispose or direct the disposition of:                     0


Mr. Davis:
----------

(i) Sole power to vote or direct the vote:                             1,261,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,261,000

(iv) Shared power to dispose or direct the disposition of:                     0

Mr. Ulrich:
-----------

(i) Sole power to vote or direct the vote:                             1,261,000

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:              1,261,000

(iv) Shared power to dispose or direct the disposition of:                     0


Item 5.      Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             This Item 7 is not applicable

Item 8.      Identification and Classification of Members of the Group:

             See disclosure in Item 2 hereof.

Item 9.      Notice of Dissolution of Group:

             This Item 9 is not applicable.

Item 10.     Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: July 23, 2007
                                By:      /s/ Kevin M. Urlich
                                         ---------------------------------------
                                Name:    Kevin M. Urlich
                                Title:   Director

Date: July 23, 2007             ANCHORAGE ADVISORS, L.L.C.

                                By: Anchorage Advisors Management, L.L.C., its Managing Member

                                         By:     /s/ Anthony L. Davis
                                                 -------------------------------
                                         Name:   Anthony L. Davis
                                         Title:  Managing Member

Date: July 23, 2007             ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                By:      /s/ Anthony L. Davis
                                         ---------------------------------------
                                Name:    Anthony L. Davis
                                Title:   Managing Member

Date: July 23, 2007             ANTHONY L. DAVIS

                                /s/ Anthony L Davis
                                ------------------------------------------------

Date: July 23, 2007             KEVIN M. ULRICH

                                /s/ Kevin M. Urlich
                                ------------------------------------------------

                                                           Page 11 of 12 Pages

                                 EXHIBIT INDEX


Ex.                                                                    Page No.
--                                                                     --------

A    Joint Filing Agreement, dated July 23, 2007 by and
     among Reporting Persons...........................                   12

                                                           Page 12 of 12 Pages




                                   EXHIBIT A

                            JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of LodgeNet Entertainment Corporation dated as of July 23, 2007 is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                ANCHORAGE CAPITAL MASTER OFFSHORE LTD.
Date: July 23, 2007
                                By:      /s/ Kevin M. Urlich
                                         ---------------------------------------
                                Name:    Kevin M. Urlich
                                Title:   Director

Date: July 23, 2007             ANCHORAGE ADVISORS, L.L.C.

                                By: Anchorage Advisors Management, L.L.C., its Managing Member

                                         By:     /s/ Anthony L. Davis
                                                 -------------------------------
                                         Name:   Anthony L. Davis
                                         Title:  Managing Member

Date: July 23, 2007             ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

                                By:      /s/ Anthony L. Davis
                                         ---------------------------------------
                                Name:    Anthony L. Davis
                                Title:   Managing Member

Date: July 23, 2007             ANTHONY L. DAVIS

                                /s/ Anthony L Davis
                                ------------------------------------------------

Date: July 23, 2007             KEVIN M. ULRICH

                                /s/ Kevin M. Urlich
                                ------------------------------------------------